Exhibit 12.1

MIDAMERICAN ENERGY COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions)

(Unaudited)

	Six Months Ended June 30, 2013	Twelve Months Ended December 31,
		2012	2011	2010	2009	2008
Earnings available for fixed charges:
Net income from continuing operations	$127	$355	$319	$357	$350	$343

Add (deduct):
Income tax (benefit) expense	(30)	(99)	(17)	(49)	(27)	126
Total fixed charges	77	153	166	163	165	165

	47	54	149	114	138	291

Total earnings available for fixed charges	$174	$409	$468	$471	$488	$634

Fixed Charges:
Interest on long-term debt	$70	$142	$157	$155	$155	$154
Other interest charges	1	1	1	1	3	4
Estimated interest portion of rental expense	6	10	8	7	7	7

Total fixed charges	$77	$153	$166	$163	$165	$165

Ratio of earnings to fixed charges	2.3	2.7	2.8	2.9	3.0	3.8